FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of the Company

CoinSmart Financial Inc. (the "Corporation")

1075 Bay Street, Unit 403

Toronto, ON M5B 2B2

Item 2 Date of Material Change

February 2, 2023

Item 3 News Release

A news release announcing the material change was issued on February 2, 2023, through Newsfile Corp., and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 Summary of Material Change

On February 2, 2023, the Corporation advised Coinsquare Ltd. ("Coinsquare") that it was accepting Coinsquare's repudiation of the share purchase agreement dated September 22, 2022 (the "Purchase Agreement") between Corporation and Coinsquare respecting the sale of all of the issued and outstanding shares of the Corporation's wholly-owned operating subsidiary Simply Digital Technologies Inc. ("Simply Digital").

Item 5 Full Description of Material Change

On February 2, 2023, the Corporation advised Coinsquare that as a result of Coinsquare's failure to close on the transactions contemplated under the Purchase Agreement, the Corporation was accepting Coinsquare's repudiation of the Purchase Agreement between Corporation and Coinsquare respecting the sale of all of the issued and outstanding shares of the Corporation's wholly-owned operating subsidiary Simply Digital.  The transactions contemplated under the Purchase Agreement will no longer proceed.

Coinsquare had previously provided notice to the Corporation that it was terminating the Purchase Agreement.  The Corporation rejected this purported termination of the Purchase Agreement on the basis that such termination was invalid and without merit.

It is the Corporation's position that Coinsquare had no legal basis to terminate the Purchase Agreement.

The Corporation advised Coinsquare that it intends to commence legal proceedings to seek monetary damages arising from Coinsquare's breaches of the Purchase Agreement.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Justin Hartzman

Chief Executive Officer

Telephone: (647) 923-7678

Email: ir@coinsmart.com

Item 9 Date of Report

February 6, 2023